UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kymera Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

501575104

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

August 21, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501575104	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,001,262 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 6,001,262 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,001,262 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 5,333 shares of common stock (“Common Stock”) of Kymera Therapeutics, Inc. (the “Issuer”) underlying 5,333 options exercisable for Common Stock (“Stock Options”).
(2)	Based on 61,753,243 shares of Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 7, 2024 plus 2,002,313 shares of Common Stock issued in the Offering (as defined in item 4) that closed on August 21, 2024 and 828,220 shares of Common Stock issued from the full exercise of the Underwriters Option (as defined in item 4) on August 20, 2024 per the Issuer’s Form 8-K filed with the SEC on August 20, 2024.

CUSIP No. 501575104	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,001,262 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 6,001,262 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,001,262 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 5,333 shares of Common Stock underlying 5,333 Stock Options.
(2)	Based on 61,753,243 shares of Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 7, 2024 plus 2,002,313 shares of Common Stock issued in the Offering (as defined in item 4) that closed on August 21, 2024 and 828,220 shares of Common Stock issued from the full exercise of the Underwriters Option (as defined in item 4) on August 20, 2024 per the Issuer’s Form 8-K filed with the SEC on August 20, 2024.

CUSIP No. 501575104	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 6,001,262 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 6,001,262 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,001,262 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC
(1)	Includes 5,333 shares of Common Stock underlying 5,333 Stock Options.
(2)	Based on 61,753,243 shares of Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 7, 2024 plus 2,002,313 shares of Common Stock issued in the Offering (as defined in item 4) that closed on August 21, 2024 and 828,220 shares of Common Stock issued from the full exercise of the Underwriters Option (as defined in item 4) on August 20, 2024 per the Issuer’s Form 8-K filed with the SEC on August 20, 2024.

CUSIP No 501575104	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 6,001,262 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 6,001,262 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,001,262 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 5,333 shares of Common Stock underlying 5,333 Stock Options.
(2)	Based on 61,753,243 shares of Common Stock outstanding as of August 2, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 7, 2024 plus 2,002,313 shares of Common Stock issued in the Offering (as defined in item 4) that closed on August 21, 2024 and 828,220 shares of Common Stock issued from the full exercise of the Underwriters Option (as defined in item 4) on August 20, 2024 per the Issuer’s Form 8-K filed with the SEC on August 20, 2024.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP), LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1. Security and Issuer.

The class of equity security to which this statement on Amendment No. 1 relates is the common stock, par value $0.0001 per share (the “Common Stock”) of Kymera Therapeutics, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is 500 North Beacon Street, 4th Floor, Watertown, Massachusetts 02472. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosures in Item 4 and Item 5 below are incorporated herein by reference.

Item 4. Purpose of the Transaction.

The disclosure in Item 3 and in Item 6 below is incorporated herein by reference.

Item 4 of Amendment No. 1 is supplemented and amended, as the case may be, as follows:

On August 19, 2024, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, TD Securities (USA) LLC and Stifel, Nicolaus & Company, Incorporated (the “Underwriters”), related to the public offering (the “Offering”) of 2,002,313 shares of Common Stock at a price to the public of $40.75 per share and prefunded warrants to purchase 3,519,159 shares of Common Stock (the “Prefunded Warrants”) at a price to the public of $40.7499 per warrant. The Prefunded Warrants are exercisable at any time on a 1-for-1 basis at an exercise price of $0.0001 per share into Common Stock, subject to the limitations discussed below and have no expiration date. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 828,220 shares of Common Stock to cover overallotments, if any (“Underwriters Option”), which the Underwriters exercised in full on August 20, 2024. The Offering closed on August 21, 2024.

Pursuant to the Offering, 667 and Life Sciences purchased 347,572 and 2,246,587 Prefunded Warrants respectively, at the offering price of $40.7499 per warrant, totaling 2,594,159 Prefunded Warrants in the aggregate. Each of 667 and Life Sciences purchased the Prefunded Warrants with their working capital.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities.  The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of Prefunded Warrants (as defined in Item 4), or otherwise), exercise of some or all of the Stock Options (as defined below) to purchase Common Stock of the Issuer or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control. Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 4 is incorporated by reference herein.

Item 5 of Amendment No. 1 is supplemented and amended, as the case may be, as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 1 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise of Prefunded Warrants (as defined below), subject to the limitations on exercise described in Item 5.

	Common	Prefunded
Holder	Stock	Warrants $0.0001
667, L.P.	478,943	919,001
Baker Brothers Life Sciences, L.P.	5,516,986	9,625,653
Total	5,995,929	10,544,654

The Prefunded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 4.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Limitation”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the number of outstanding shares of Common Stock. The Prefunded Warrants are not currently exercisable due to the effect of the Beneficial Ownership Limitation.

The foregoing description of the Prefunded Warrants is qualified in its entirety by reference to the full texts of the Form of Pre-Funded Warrant to Purchase Common Stock, which is incorporated by reference as Exhibits 99.1, and which is incorporated herein by reference.

In conjunction with his service on the Board, Felix J. Baker holds 32,000 options to purchase Common Stock at an exercise price of $40.20 per share which vest in 36 equal monthly installments over a three year period commencing on March 28, 2024 and expire on March 27, 2034 (“Stock Options”) of which 5,333 are vested as of sixty days following the date of this filing. The policies of the Funds and the Adviser do not permit managing members of the Adviser GP to receive compensation for serving as a director of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for Felix J. Baker’s service on the Board.

The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options held by Felix J. Baker disclosed herein and in previous amendments to this Schedule 13D.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). The following transaction in Common Stock was effected by Life Sciences during the sixty days preceding the filing of this statement using their working capital. Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/Share
Baker Brothers Life Sciences, L.P.	8/20/2024	1	Purchase	46.4100

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities.

Item 6 of this Amendment No. 1 is supplemented and amended, as the case may be, as follows:

Prefunded Warrants

The disclosure in Item 5 regarding the Prefunded Warrants is incorporated herein by reference. The foregoing description of the Prefunded Warrants is qualified in its entirety by reference to the full text of the form of Pre-Funded Warrant to Purchase Common Stock, which is incorporated by reference as Exhibit 99.1 hereto and is incorporated herein by reference.

Director Lock-up Agreement

On August 7, 2024, Felix Baker entered into a Lock-Up Agreement (the “Director Lock-Up Agreement”) pursuant to which, subject to specified exceptions, Dr. Baker in his personal capacity agreed, without the prior written consent of the representatives of the Underwriters, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of his Common Stock or any of his other securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Common Stock, in each case for a period beginning August 7, 2024 and continuing until November 18, 2024.

The foregoing description of the Director Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Director Lock-Up Agreement, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

Item 7. Materials to be filed as Exhibits.

Exhibit	Description
99.1	Form of Pre-Funded Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 20, 2024).
99.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 20, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2024

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
	Name:	Scott L. Lessing
	Title:	President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
	Name:	Scott L. Lessing
	Title:	President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker